Himalaya Shipping Ltd. (HSHP) Announces its Preliminary Results for the Three and Six Months Ended June 30, 2024

Hamilton, Bermuda, August 16, 2024

Himalaya Shipping Ltd. (“Himalaya,” “Himalaya Shipping” or the “Company”) announces preliminary unaudited results for the three and six months ended June 30, 2024.

Highlights for the Second Quarter of 2024

•Successful delivery and commencement of operations of the remaining three 210,000 dwt Newcastlemax dual fuel newbuildings in the second quarter of 2024, ordered from New Times Shipyard, resulting in a total delivered fleet of 12 vessels.
•Total operating revenues of $31.2 million, which is an average time charter equivalent (“TCE”) earnings of approximately $34,600 per day, gross1. Average Baltic 5TC Capesize Index was $23,482 per day.
•Net income of $6.9 million and Adjusted EBITDA2 of $24.0 million for the second quarter of 2024.
•Conversion of index linked charters on Mount Blanc and Mount Neblina to fixed charters from May 1, 2024 to June 30, 2024 at an average rate of $37,275 per day. The vessels will continue to earn scrubber premium according to the terms of their existing time charter agreements.
•Draw down of financing on the three delivered vessels by sale leaseback facilities provided by CCB Financial Leasing Company Limited (“CCBFL”), totaling $147.6 million.
•Declaration and payment of cash distributions for March and April 2024 of $0.03 and $0.04 per common share, respectively.
•Declaration of cash distributions for May 2024 of $0.04 per common share, which was paid in July 2024.

Subsequent events

•Conversion of index linked charters on Mount Blanc and Mount Neblina to fixed charters from July 1, 2024 to July 31, 2024 at an average of $35,000 per day. The vessels will continue to earn scrubber premium according to the terms of their existing time charter agreements.
•Declaration of cash distributions for June and July 2024 of $0.05 and $0.06 per common share, respectively.

Contracted CEO, Herman Billung commented:

“All of our 12 ships have been successfully delivered from New Times Shipyard and are now generating revenue. We are pleased with the performance of the fleet and the relationship we are experiencing with our four reputable counterparties. Out of our 12 vessels, 10 are exposed to the spot market earning on average a premium of 42.25% to the Baltic 5TC (BCI) index.

In the first half of 2024, the Baltic 5TC Capesize index averaged $23,482 per day compared to $12,249 in the same period last year. This represents the second strongest first half we have witnessed in a decade, only behind 2021, and reflects a well-balanced market and a solid fundamental for an upward cycle that potentially could last for years to come.

The Company has continued its strategy with paying monthly distributions to its shareholders. With limited need for capital investments, we expect that a sizeable amount of free cash-flow can be paid to the shareholders. On August 8, 2024, we declared cash distributions of $0.06 per share, and if our positive market outlook materializes, there may be an upside on these payments.”
1 The Company uses certain financial information calculated on a basis other than in accordance with accounting principles generally accepted in the United States (US GAAP) including average daily TCE earnings, gross and Adjusted EBITDA. Average daily TCE earnings, gross, as presented above, represents time charter revenues and voyage charter revenues adding back address commissions and divided by fleet operational days. Please refer to the appendix of this release for a reconciliation of this non-GAAP measure to the most directly comparable financial measures prepared in accordance with US GAAP.
2 Adjusted EBITDA as presented above represents our net income (loss) plus depreciation of vessels and equipment; total financial expenses, net; and income tax expense. Please refer to the appendix of this report for a reconciliation of this non-GAAP financial measure to the most directly comparable financial measures prepared in accordance with US GAAP.

Management discussion and analysis

The discussion below compares the preliminary unaudited results for the second quarter of 2024 to the unaudited results of the first quarter of 2024:

(in $ thousands)	Three months ended June 30, 2024	Three months ended March 31, 2024	Change ($)	Change (%)
Total operating revenues	31,202	23,581	7,621	32%
Vessel operating expenses	(5,610)	(4,928)	(682)	14%
Voyage expenses	(346)	(334)	(12)	4%
General and administrative expenses	(1,261)	(1,472)	211	(14)%
Depreciation and amortization	(6,469)	(5,430)	(1,039)	19%
Total operating expenses	(13,686)	(12,164)	(1,522)	13%
Operating income	17,516	11,417	6,099	53%
Total financial expenses, net	(10,653)	(8,925)	(1,728)	19%
Net income	6,863	2,492	4,371	175%
Adjusted EBITDA	23,985	16,847	7,138	42%

(in $ thousands)	June 30, 2024	March 31, 2024	Change ($)	Change (%)
Cash and cash equivalents	21,946	25,727	(3,781)	(15)%
Vessels and Equipment	867,721	647,665	220,056	34%
Newbuildings	—	67,116	(67,116)	(100)%
Total Debt	725,451	583,255	142,196	24%
Total Equity	157,245	155,067	2,178	1%

Total operating revenues for the second quarter of 2024 were $31.2 million, a $7.6 million increase compared to the first quarter of 2024. The increase is a result of the delivery and commencement of operations of three additional vessels during the second quarter of 2024, Mount Denali, Mount Aconcagua and Mount Emai. The average gross TCE earnings increased from $30,600/day in the first quarter of 2024 to $34,600/day in the second quarter of 2024.

Vessel operating expenses for the second quarter of 2024 were $5.6 million, a $0.7 million increase compared to the first quarter of 2024. The increase is a result of the commencement of operations of the three additional vessels during the quarter. The Company achieved an average vessel operating cost per day rate3 of $6,000 for the second quarter of 2024 compared to $6,200 in the first quarter of 2024.

General and administrative expenses for the second quarter of 2024 were $1.3 million, a $0.2 million decrease compared to the first quarter of 2024. The decrease is primarily a result of lower management fees to 2020 Bulkers compared to the first quarter of 2024, when payment of yearly bonuses to contracted employees occurred.

Depreciation and amortization for the second quarter of 2024 were $6.5 million, a $1.0 million increase compared to the first quarter of 2024. The overall increase is a result of the commencement of depreciation on the additional three vessels delivered during the current quarter.

3 Average vessel operating cost per day is calculated by dividing vessel operating expenses by the number of calendar days in the quarter.

Total financial expenses for the second quarter of 2024 were $10.7 million, a $1.7 million increase compared to the first quarter of 2024. This is mainly due to the increase in interest expense as a result of the increase in outstanding debt following the delivery of three vessels in the second quarter of 2024. Upon delivery of the three remaining vessels, the Company closed its sale and leaseback financing arrangements with subsidiaries of CCBFL whereby upon delivery, the vessels were sold to special purpose vehicles owned by CCBFL and leased back to the Company under bareboat charters. In addition, we had fewer assets qualifying for interest capitalization following the vessel deliveries, resulting in a smaller proportion of interest expense qualifying for capitalization.

Vessels and equipment as of June 30, 2024 was $867.7 million, a $220.1 million increase compared to $647.7 million as of March 31, 2024. During the period, the Company took delivery of Mount Denali, Mount Aconcagua and Mount Emai, and upon delivery, total value of the newbuildings upon completion of $226.8 million were transferred from newbuildings to vessels and equipment and commenced depreciation.

Newbuildings as of June 30, 2024 was $nil, a $67.1 million decrease compared to $67.1 million as of March 31, 2024. During the quarter, expenditures including milestone payments of $159.0 million and interest of $0.7 million were capitalized. Upon delivery of the last three vessels, total value of newbuildings amounting to $226.8 million was transferred to vessels and equipment,

Total debt as of June 30, 2024 was $725.5 million, a $142.2 million increase compared to $583.3 million as of March 31, 2024. The overall increase is primarily due to the draw down of $147.6 million from CCBFL on the delivery of Mount Denali, Mount Aconcagua and Mount Emai, offset by repayments of $4.9 million on the sale and leaseback arrangements and movement in deferred finance costs of $0.5 million.

Cash Flows for the second quarter of 2024

Net cash provided by operating activities was $17.6 million, compared to $11.2 million in the first quarter of 2024. The increase is primarily a result of the increase in operating profit in the current quarter due to an increase in the number of operating vessels and operating days.

Net cash used in investing activities was $159.4 million, primarily consisting of $155.7 million for the final installment payments on the delivery of the three vessels (of which $147.7 million was financed by the sale and leaseback arrangements with CCBFL). The remaining amount includes costs of preparation of the vessels for delivery.

Net cash provided by financing activities was $138.0 million primarily consisting of $147.7 million drawn down from the sale and leaseback financing arrangements to pay scheduled delivery installments for the additional three vessels delivered in the second quarter, offset by repayments on the sale and leaseback financings of $4.9 million, deferred financing costs of $0.4 million and payments of cash distributions of $4.4 million.

Liquidity and financing

The Company had cash and cash equivalents of $21.9 million as of June 30, 2024 and $10.0 million available to drawdown under the revolving credit facility with Drew Holdings Ltd (the “Drew Facility”).

After 180 days following the delivery of each newbuilding, each subsidiary under the sale and leaseback arrangements with CCBFL and Jiangsu Financial Leasing Co. Ltd (“Jiangsu”) is required to maintain a minimum cash balance equivalent to the bareboat hire payable within the next three months which amounts to approximately $1.5 million per vessel. As of June 30, 2024, cash and cash equivalents include $3.0 million which the Company is required to maintain as minimum cash balance under the sale and leaseback arrangements with CCBFL and Jiangsu. In July 2024, the total minimum cash balance required under the sale and leaseback arrangements increased to $7.6 million following the delivery of three vessels in January 2024. This is expected to increase to $9.1 million in October 2024 and further to $12.3 million in December 2024 for all eight vessels under sale and leaseback arrangements with CCBFL and Jiangsu.

The remaining newbuildings were delivered in June 2024 and there are no further installments payable to New Times Shipyard.

All the vessels have been financed by Chinese leasing houses at a fixed bareboat rate with a maturity of seven years from the delivery of each vessel. This gives the Company a fixed financing cost for the delivered vessels until maturity of the lease.

Since February 2024, the Company has declared and paid monthly cash distributions to our shareholders. It is the Company’s intention to pay a regular dividend in support of our main objective which is to return most of the cash generated after debt service to our shareholders. Any dividends will be at the sole discretion of the Board and will depend upon earnings, market prospects, capital expenditure requirements, available liquidity and distributable reserves, covenants in our debt instruments and other relevant factors. The timing and amount of dividends, if any, is at the discretion of the Board and there is no assurance that the Board will declare dividends in the future or as to the amount or timing of any dividends.

Commercial update

In the second quarter of 2024 the Company achieved average gross TCE earnings of approximately $34,600 per day, gross, including average daily scrubber and LNG benefits of approximately $2,400 per day.

In addition, in the second quarter of 2024, the Company’s vessels trading on index linked time charters earned approximately $35,600 per day, gross, including average daily scrubber and LNG benefits. Following the conversion of the index linked charters to fixed rate time charters, the Company’s vessels trading on fixed rate time charters earned approximately $33,200 per day, gross, including average daily scrubber and LNG benefits.

The Baltic 5TC Capesize Index averaged $22,665 per day in the second quarter of 2024.

Fleet status

In the first quarter of 2024, the Company agreed to convert its index linked charters to fixed rate time charters for Mount Bandeira and Mount Hua from February 1, 2024 to June 30, 2024, and for Mount Etna from April 1, 2024 to December 31, 2024.

In April 2024, the Company agreed to convert its index linked charters to fixed rate time charters for Mount Blanc and Mount Neblina from May 1, 2024 to June 30, 2024. The Company also further agreed to convert the index linked charters to fixed charter rates for these two vessels from July 1, 2024 to July 31, 2024.

The table below sets forth information about our fleet and charters.

Vessel name	Built	Type			2025				2026				2027
			Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2
Mount Norefjell	2023	DF Newcastlemax	$30,000[1]
Mount Ita	2023	DF Newcastlemax	Index
Mount Etna[2]	2023	DF Newcastlemax	$40,810		Index[1]
Mount Blanc[2]	2023	DF Newcastlemax	3	Index[1]
Mount Matterhorn	2023	DF Newcastlemax	Index
Mont Neblina[2]	2023	DF Newcastlemax	3	Index[1]
Mount Bandeira	2024	DF Newcastlemax	Index[1]
Mount Hua	2024	DF Newcastlemax	Index[1]
Mount Elbrus	2024	DF Newcastlemax	Index
Mount Denali	2024	DF Newcastlemax	Index[1]
Mount Aconcagua	2024	DF Newcastlemax	Index
Mount Emai	2024	DF Newcastlemax	Index

Option	Available

1 Evergreen structure
2 These vessels will continue to earn scrubber premiums according to the terms of their existing time charter agreements
3 $35,000 fixed rate per day

Market commentary

The Baltic 5TC Capesize index as of August 8, 2024 stands at $20,396 having averaged $23,645 year to date, an increase from $12,496 during the same period in 2023.

Following unseasonably strong Capesize demand (measured in tonne miles) in the first quarter of 2024, demand has somewhat slowed from a 9.7% year-on-year increase to a 5.5% year-on-year increase in the second quarter of 2024. Overall, Capesize demand during the first half of 2024 increased by 7.4% compared to the same period last year.

Demand in the second quarter of 2024 was driven by strong shipments of iron ore and bauxite, with volumes increasing by 20.9mt and 4.1mt year-on-year, respectively.

This was partially offset by the decrease in coal shipments, with volumes falling by 11.4mt or 11.8% year-on-year. The impact in tonne-miles was more modest with a decline of 7.2% which was due to the increase in front haul volumes, particularly from Colombia to the buyers in the Pacific basin led by China, which saw imports from Colombia rising from practically zero in the second quarter of 2023 to 3.8mt in the second quarter of 2024. However, that was offset by the significant decrease in exports out of Australia, Russia and the United States.

Overall, Capesize shipments were up by 16.4mt or by 3.3% year-on-year in the second quarter of 2024 compared to the same period last year.

Although still minimal compared to iron ore and bauxite, manganese ore shipments from West Africa have been growing rapidly in recent quarters, contributing to Capesize demand in the Atlantic. During the first half of 2024, Capesize manganese ore shipments increased by 1.6mt or by 73% year-on-year. While it is small in volume, tonne-mile effect was significant, with manganese trades accounting for over 4% of the growth in Capesize tonne-miles in the second quarter of 2024.

Imports to China continue to drive the Capesize market. Chinese imports in Capesize tonnage were up by just over 40mt in the second quarter of 2024, but import volumes in the rest of the world were down by 8.3mt.

Growth in vessel supply for large bulk carriers is still expected to be moderate in the coming years with expected Capesize deliveries of 2.2 million dwt (or 0.6 % of existing fleet) for the remainder of 2024, 7.3 million dwt in 2025 (or 1.8 % of existing fleet), 8.2 million dwt for 2026 (or 2.1% of existing fleet) and 11.6 million dwt (or 2.9% of existing fleet) after 2026.

Following a few recent domestic Chinese orders for Newcastlemax vessels, available newbuilding berths with delivery before the second half of 2028 are expected to be limited. Current newbuilding costs for a dual-fuel Newcastlemax in China are believed to be approximately $95 million.

We see potential upside to the future development in the Capesize market from current levels in the event of continued strong exports of iron ore and bauxite from Brazil and West Africa. The Simandou project in Guinea is reported to be advancing at a good pace, with the first shipment expected in 2025 with the 30-month ramp-up to 60 million tonnes per annum for phase 1, and an additional 60 million tonnes per annum for phase 2. In addition, Vale is targeting 50 million tonnes per annum increase in capacity by 2026 from Vargem Grande, Capanema and S11D mine.

In addition, we could see increased coal imports following new restrictions being put in place for Chinese domestic coal miners starting May 1, 2024.

Key downside risks to the Capesize market include a continued economic slowdown in China, as well as heightened geopolitical tensions. Continued weakness in the Chinese property sector also represents an ongoing risk to Chinese steel demand.

Capesize fleet development

The global Capesize fleet stands at 399 million dwt as of August 1, 2024, up from 391 million dwt in August 2023. The current orderbook for Capesize dry bulk vessels currently stands at 7.2% of the existing fleet, up from 5.3% in 2023.

9.8 million dwt has been ordered so far in 2024, compared to 3.2 million dwt during the same period in 2023. 0.53 million dwt has been scrapped so far in 2024, compared to 0.85 million dwt during the same period in 2023.

Operational update

In the second quarter of 2024, our fleet had 935 operational days, and a utilization rate of 99.9% of our delivered vessels.

Outlook

Less than 120 large bulk carriers are due for delivery prior to 2028 and we expect a significant number of vessels to be due for dry docking in the next couple of years. For comparison, more than 675 Capesize vessels which were delivered between 2010 and 2012 are due for their third special survey in the coming years, which potentially also implies steel renewals. According to Clarksons, more than 52% of the fleet will be older than 15 years by 2027.

The demand volume growth is expected to be moderate, but sourcing of raw materials in the Atlantic basin with demand in the Far East is expected to continue to support longer sailing distances. The potential 160 mt per year incremental iron ore supply from Guinea and Brazil could, if all ending up in China and displacing domestically produced iron ore, mean demand for approximately 250 incremental Capesize equivalent ships.

Himalaya Shipping has one of the most modern Newcastlemax fleets in the world. The dual fuel LNG capability means that when a vessel is running on LNG, the CO2 emissions are more than halved compared to a standard Capesize index ship. Our modern fleet should be well positioned to take advantage of the regulatory challenges facing a majority of the Capesize fleet.

We believe that Himalaya’s structure, with index linked charters earning on average a 42.25% premium to the Baltic 5TC (BCI) index, low G&A costs and financing with seven-year fixed bareboat rates, positions us well to continue delivering solid returns to our shareholders in the coming years in what we believe will be an improving spot market.

Forward looking statements

This press release and any related discussions contain forward-looking statements as defined in Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are statements that do not reflect historical facts and may be identified by words such as “aim”, “believe,” “assuming,” “anticipate,” “could”, “expect”, “intend,” “estimate,” “forecast,” “project,” “likely to”, “plan,” “potential,” “will,” “may,” “should,” or other similar expressions and include statements about plans, objectives, goals, strategies, future events or performance, including outlook, prospects, statements about the benefits of our vessels, including the ability to bunker with LNG, LSFO, or HSFO, the terms of our charters and chartering activity, dry bulk industry trends and market outlook, including activity levels in the industry, expected demand for vessels and expected drivers of demand including projects, utilization of the global fleet and our fleet, new orderings and expected cost of newbuild, yard capacity, statements about our capital strategy, dividend objectives and plans, statements made in the sections above entitled “Market commentary,” “Capesize fleet development,” and “Outlook,” including expected trends in vessel supply and trends in the global fleet, including expected drydocking, and other non-historical statements. These forward-looking statements are not statements of historical fact and are based upon current estimates, expectations, beliefs, and various assumptions, many of which are based, in turn, upon further assumptions, and a number of such assumptions are beyond our control and are difficult to predict. These statements involve significant risks, uncertainties, contingencies and factors that are difficult or impossible to predict and are beyond our control, and that may cause our actual results, performance or achievements to be materially different from what is expressed, implied or forecasted in such forward-looking statements including:

•general economic, political and business conditions;
•general dry bulk market conditions, including fluctuations in charter hire rates and vessel values;
•our ability to meet the conditions and covenants in our financing agreements;
•changes in demand in the dry bulk shipping industry, including the market for our vessels;
•changes in the supply of dry bulk vessels;
•our ability to successfully re-employ our dry bulk vessels at the end of their current charters and the terms of future charters;
•changes in our operating expenses, including fuel or bunker prices, dry docking and insurance costs;
•changes in governmental regulation, tax and trade matters and actions taken by regulatory authorities;
•compliance with, and our liabilities under, governmental, tax, environmental and safety laws and regulations;
•potential disruption of shipping routes due to accidents, hostilities or political events;
•our ability to refinance our debt as it falls due;
•our continued borrowing availability under our sale and leaseback agreements in connection with our vessels and compliance with the financial covenants therein;
•fluctuations in foreign currency exchange rates;
•potential conflicts of interest involving members of our board and management and our significant shareholder;
•our ability to pay dividends and the amount of dividends we ultimately pay;
•risks related to climate change, including climate-change or greenhouse gas related legislation or regulations and the impact on our business from climate-change related physical changes or changes in weather patterns, and the potential impact of new regulations relating to climate change, as well as the impact of the foregoing on the performance of our vessels;
•other factors that may affect our financial condition, liquidity and results of operations; and
•other risks described under "Item 3. Key Information - D. Risk Factors" in our Annual Report on Form 20-F for the year ended December 31, 2023 filed with the U.S. Securities and Exchange Commission on March 27, 2024.

You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Unless legally required, Himalaya Shipping undertakes no and expressly disclaims any obligation to update publicly any forward-looking statements after the date of this press release whether as a result of new information, future events or otherwise, except as required by law.

About Himalaya Shipping Ltd.

Himalaya Shipping Ltd. is an independent bulk carrier company, incorporated in Bermuda. Himalaya Shipping has twelve vessels in operation.

Responsibility statement
We confirm that, to the best of our knowledge, the interim condensed consolidated financial statements for the first half of 2024, which have been prepared in accordance with accounting principles generally accepted in the United States (US GAAP) give a true and fair view of the Company’s consolidated assets, liabilities, financial position and results of operations. To the best of our knowledge, the interim report for the first half year of 2024 includes a fair review of the information required under the Norwegian Securities Trading Act section 5-6 fourth paragraph.

August 16, 2024

The Board of Directors
Himalaya Shipping Ltd.
Hamilton, Bermuda

Bjorn Isaksen (Chairman of the Board)
Carl Erik Steen (Director)
Georgina Sousa (Director)
Jehan Mawjee (Director)
Mi Hong Yoon (Director)

Questions should be directed to:

Herman Billung: Contracted CEO, +47 9183 1590

INTERIM FINANCIAL INFORMATION

SECOND QUARTER 2024

Himalaya Shipping Ltd.
Unaudited Consolidated Statements of Operations
(In $ thousands except share and per share data)

	Three months ended June 30, 2024	Three months ended June 30, 2023	Six months ended June 30, 2024	Six months ended June 30, 2023
Operating revenues
Time charter revenues	31,202	6,732	54,783	8,174
Total operating revenues	31,202	6,732	54,783	8,174

Operating expenses
Vessel operating expenses	(5,610)	(1,784)	(10,538)	(2,036)
Voyage expenses and commissions	(346)	(143)	(680)	(153)
General and administrative expenses	(1,261)	(1,283)	(2,733)	(1,814)
Depreciation and amortization	(6,469)	(1,965)	(11,899)	(2,357)
Total operating expenses	(13,686)	(5,175)	(25,850)	(6,360)

Operating income	17,516	1,557	28,933	1,814

Financial income (expenses), net
Interest income	393	248	585	258
Interest expense, net of amounts capitalized	(11,037)	(2,587)	(20,169)	(2,885)
Other financial income (expenses), net	(9)	(333)	6	(325)
Total financial expenses, net	(10,653)	(2,672)	(19,578)	(2,952)

Net income (loss) before income tax	6,863	(1,115)	9,355	(1,138)
Income tax (expense) / credit	—	—	—	—
Net income (loss) attributable to shareholders of Himalaya Shipping Ltd.	6,863	(1,115)	9,355	(1,138)
Total comprehensive income (loss) attributable to shareholders of Himalaya Shipping Ltd.	6,863	(1,115)	9,355	(1,138)

Basic and diluted earnings (loss) per share	0.16	(0.03)	0.21	(0.03)

Himalaya Shipping Ltd.
Unaudited Consolidated Balance Sheets
(In $ thousands except share and per share data)

	June 30, 2024	December 31, 2023
ASSETS
Current assets
Cash and cash equivalents	21,946	25,553
Trade receivables	1,034	811
Other current assets	6,551	6,443
Total current assets	29,531	32,807

Non-current assets
Newbuildings	—	132,646
Vessels and equipment, net	867,721	428,617
Other non-current assets	—	5,136
Total non-current assets	867,721	566,399
Total assets	897,252	599,206

LIABILITIES AND SHAREHOLDER’S EQUITY
Current liabilities
Current portion of long-term debt	23,467	19,795
Trade payables	1,977	1,693
Accrued expenses	9,222	2,531
Other current liabilities	3,357	1,281
Total current liabilities	38,023	25,300

Non-current liabilities
Long-term debt	701,984	419,701
Total non-current liabilities	701,984	419,701
Total liabilities	740,007	445,001

Shareholders’ Equity
Common shares of par value $1.00 per share: authorized 140,010,000 (2023: 140,010,000) shares, issued and outstanding 43,900,000 (2023: 43,900,000) shares	43,900	43,900
Additional paid-in capital	14,182	111,788
Contributed surplus	91,291	—
Retained earnings (Accumulated deficit)	7,872	(1,483)
Total shareholders’ equity	157,245	154,205
Total liabilities and shareholders’ equity	897,252	599,206

Himalaya Shipping Ltd.
Unaudited Consolidated Statements of Cash Flows
(In $ thousands except share and per share data)

	Three months ended June 30, 2024	Three months ended June 30, 2023	Six months end of June 30, 2024	Six months ended June 30, 2023
Cash Flows from Operating Activities
Net income (loss)	6,863	(1,115)	9,355	(1,138)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Non-cash compensation expense related to stock options	144	112	270	253
Depreciation of vessels	6,469	1,965	11,899	2,357
Amortization of deferred finance charges	581	566	1,087	686

Change in assets and liabilities:
Accounts receivable	261	(272)	(222)	(301)
Amounts due to/from related parties	—	(2,695)	—	(2,696)
Accounts payable	(78)	(1,728)	(472)	583
Accrued expenses	1,345	(350)	4,934	266
Other current and non-current assets	232	(888)	(108)	(3,434)
Other current liabilities	1,829	(1,668)	2,076	(81)
Net cash provided by (used in) operating activities	17,646	(6,073)	28,819	(3,505)

Cash Flows from Investing Activities
Additions to newbuildings	(159,408)	(125,770)	(313,221)	(256,585)
Net cash used in investing activities	(159,408)	(125,770)	(313,221)	(256,585)

Cash Flows from Financing Activities
Proceeds from issuance of common shares, net of paid issuance costs	—	46,195	—	46,195
Proceeds from issuance of long-term and short-term debt (net of deferred finance charges paid to lender)	147,650	119,796	295,500	251,669
Other deferred finance charges paid	(410)	(1,033)	(1,558)	(1,753)
Proceeds from issuance of long-term debt from related party	—	—	—	1,020
Repayment of long-term debt from related party	—	—	—	(2,020)
Repayment of long-term debt	(4,869)	(2,364)	(8,318)	(3,552)
Repayment of short-term debt	—	(7,500)	—	(7,500)
Payment of cash distributions	(4,390)	—	(4,829)	—
Net cash provided by financing activities	137,981	155,094	280,795	284,059

Net (decrease) increase in cash, cash equivalents and restricted cash	(3,781)	23,251	(3,607)	23,969
Cash, cash equivalents and restricted cash at the beginning of the period	25,727	981	25,553	263
Cash, cash equivalents and restricted cash at the end of the period	21,946	24,232	21,946	24,232

Supplementary disclosure of cash flow information	Three months ended March 31, 2024	Three months ended March 31, 2023	Six months end of June 30, 2024	Six months ended June 30, 2023
Non-cash additions in respect of newbuildings	—	(13,783)	—	(13,783)
Issuance of liabilities for newbuilding installments	—	13,783	—	13,783
Interest paid, net of capitalized interest	(9,579)	(2,799)	(15,219)	(4,265)

Himalaya Shipping Ltd.
Unaudited Consolidated Statements of Changes in Shareholders' Equity
(In $ thousands except share and per share data)

	Number of outstanding shares	Common shares	Additional paid in capital	Contributed surplus	Accumulated deficit	Total equity
Balance as at December 31, 2022	32,152,857	32,153	61,171	—	(2,997)	90,327
Share-based compensation		—	141	—	—	141
Total comprehensive loss		—	—	—	(23)	(23)
Balance as at March 31, 2023	32,152,857	32,153	61,312	—	(3,020)	90,445
Issuance of common shares	8,630,000	8,630	41,424	—	—	50,054
Equity issuance costs			(5,082)	—	—	(5,082)
Share based compensation			112	—	—	112
Total comprehensive loss		—	—	—	(1,115)	(1,115)
Balance as of June 30, 2023	40,782,857	40,783	97,766	—	(4,135)	134,414

Balance as of December 31, 2023	43,900,000	43,900	111,788	—	(1,483)	154,205
Transfer to contributed surplus		—	(97,876)	97,876	—	—
Share based compensation		—	126	—	—	126
Cash distributions to shareholders		—	—	(1,756)	—	(1,756)
Total comprehensive income		—	—	—	2,492	2,492
Balance as at March 31, 2024	43,900,000	43,900	14,038	96,120	1,009	155,067
Share based compensations		—	144	—	—	144
Cash distributions to shareholders		—	—	(4,829)	—	(4,829)
Total comprehensive income		—	—	—	6,863	6,863
Balance as of June 30, 2024	43,900,000	43,900	14,182	91,291	7,872	157,245

APPENDIX

UNAUDITED NON GAAP MEASURES AND RECONCILIATIONS

Average TCE earnings is a non-U.S. GAAP measure of the average daily revenue performance of a vessel. Set forth below is a reconciliation of average TCE earnings to total operating revenues for the periods presented.

In $ thousands, except per day and number of days	Three months ended
	June 30, 2024	March 31, 2024	Change	% Change
Total operating revenues	31,202	23,581	7,621	32%
Add: Address commissions	1,132	840	292	35%
Total operating revenues, gross	32,334	24,421	7,913	32%
Fleet operational days	935	798	137	17%
Average TCE earnings	34,600	30,600	4,000	13%

We present Adjusted EBITDA because we believe this measure increases comparability of total business performance from period to period and against the performance of other companies. Set forth below is a reconciliation of Adjusted EBITDA to net income for the periods presented.

	Three months ended
In $ thousands	June 30, 2024	March 31, 2024	Change	% Change
Net income	6,863	2,492	4,371	175%
Depreciation and amortization	6,469	5,430	1,039	19%
Total financial expenses, net	10,653	8,925	1,728	19%
Income tax	—	—	—	—%
Adjusted EBITDA	23,985	16,847	7,138	42%

Non-GAAP financial measures may not be comparable to similarly titled measures of other companies and have limitations as analytical tools and should not be considered in isolation or as a substitute for analysis of our operating results as reported under U.S. GAAP.